UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       BIGGEST LITTLE INVESTMENTS, L.P.
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)


                                (CUSIP Number)

BEN FARAHI - 1175 WEST MOANA LANE, SUITE 200, RENO, NV 89509 - (775) 825-3355
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                June 22, 2006
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).



1.     NAMES OF REPORTING PERSONS

       Ben Farahi


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)    [   ]
                                                          (b)    [   ]


3.     SEC USE ONLY


4.     SOURCE OF FUNDS

       PF


5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)    [  ]


6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA


NUMBER OF           7. SOLE VOTING POWER: 40,976
SHARES BENE-
FICIALLY            8. SHARED VOTING POWER:  0
OWNED BY
EACH REPORT-        9. SOLE DISPOSITIVE POWER: 40,976
ING PERSON
WITH               10. SHARED DISPOSITIVE POWER:  0


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       40,976


12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [  ]


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.6%


14.    TYPE OF REPORTING PERSON

       IN



1.     NAMES OF REPORTING PERSONS

       Maxum LLC  FEIN:  30-0007456


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    [   ]
                                                           (b)    [   ]


3.     SEC USE ONLY


4.     SOURCE OF FUNDS

       PF


5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)   [    ]


6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA


NUMBER OF           7. SOLE VOTING POWER: 0
SHARES BENE-
FICIALLY            8. SHARED VOTING POWER:  0
OWNED BY
EACH REPORT-        9. SOLE DISPOSITIVE POWER: 0
ING PERSON
WITH               10. SHARED DISPOSITIVE POWER:  0


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    0


12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [    ]


13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%


14.    TYPE OF REPORTING PERSON

       00












ITEM 1. SECURITY AND ISSUER.

     This Statement relates to units of limited partnership interest ("Units"), of Biggest Little Investments, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive office is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by Ben Farahi ("Ben") and Maxum, LLC, a Nevada limited liability company that is the General Partner of the Partnership ("Maxum"). The business address of both Ben and Maxum is c/o Biggest Little Investments, L.P., 1175 West Moana Lane, Suite 200, Reno, Nevada 89509. Ben is the manager of Maxum.

     (d) - (e) During the last five years, neither Ben nor Maxum has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ben is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Western Real Estate Investments, LLC ("Western"), a Nevada limited liability company owned equally by each of Ben and his brothers, John and Bob Farahi, with respect to which Ben filed Articles of Dissolution with the Secretary of State of the State of Nevada on June 22, 2006, purchased 2,799 Units in various open market transactions prior to 2001. Ben purchased 44 Units in an open market transaction prior to 2001.

     Western then purchased 166 Units at prices per unit ranging from $82.75 to $102.00 in a series of transactions that occurred between January 10, 2001 and January 30, 2001. In addition, Western purchased 120 Units on February 14, 2001 for approximately $104.00 per Unit; 299 Units on February 15, 2001 for approximately $104.00 per Unit; 24 Units on March 22, 2001 for approximately $130.00 per Unit; and 140 Units on March 30, 2001 for approximately $125.00 per Unit. Western purchased such Units through intermediaries (e.g. through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units).

     On February 12, 2001, Western commenced a tender offer for an aggregate of 40,000 Units at a purchase price of $127.00 per Unit payable in cash, pursuant to which it acquired 6,841 Units at an aggregate purchase price of $848,106.00.

     As of January 1, 2002, in accordance with the terms and conditions of the General and Limited Partner Interest Assignment Agreement, dated as of October 10, 2001 (the "Assignment Agreement"), among Maxum, Western, RAM Funding, Inc., the former managing general partner of the Partnership, Presidio AGP Corp., the former associate general partner of the Partnership, and certain affiliates of RAM Funding and Presidio AGP who are former limited partners of the Partnership, Western acquired an aggregate of 57,695 Units from the former limited partners and Maxum acquired the general partnership interests for a total purchase price of $4,395,181.46 and an assignment of the settlement rights of certain affiliated entities with respect to the pending litigation to the selling entities. The funds necessary to purchase these interests were obtained from capital contributions made directly or indirectly by Farahi Investment Company, a Nevada corporation owned by Ben and his brothers.

     On August 14, 2002, Virginia Springs Limited Liability Company, a Virginia limited liability company of which Farahi Investment Company is the sole member "Virginia Springs"), accepted for payment 9,703 Units at a purchase price of $95 per Unit, pursuant to a tender offer commenced by Virginia Springs on March 29, 2002.

     In 2003, Virginia Springs accepted for payment 12,339 Units at a purchase price of $68 per Unit, pursuant to a tender offer commenced on February 18, 2003. In addition, Western acquired 407 Units in 2003 at a price per unit of $68 from several limited partners in a series of private transactions.

     In 2004, Western acquired 1,359 Units at purchase prices ranging from $66 to $76 per Unit from several limited partners in a series of private transactions.

     In March 2005, Western purchased 10 Units from a limited partner in a private transaction at a price of $70 per Unit.

     On April 27, 2005, Ben commenced a tender offer for 20,000 Units at a price of $87 per Unit, as a result of which Ben acquired 9,646 Units, on June 24, 2005.

     During 2005, Ben acquired an aggregate of 568 Units in a series of private transactions at an average price of $87.63 per Unit.

     On January 1, 2006, Virginia Springs transferred all of its 22,042 Units to Western.

     Between February 2006 and March, 2006, Ben consummated agreements to purchase 84 Units from various limited partners at an average price of $91.00 per Unit in a series of private transactions.

     All of Ben's purchases were made using his personal funds.

     On June 22, 2006, Ben filed Articles of Dissolution with the State of Nevada with respect to Western, as a result of which Ben is the beneficial owner of 30,634 Units, or one-third of the Units owned by Western, based on his ownership of a one-third interest in Western.


ITEM 4. PURPOSE OF TRANSACTION.

     Ben has purchased his Units for investment purposes and with a view to making a profit. Ben intends to continue to purchase additional Units. These purchases reflect Ben's belief in the long-term value of the Partnership's property, the Sierra Marketplace Shopping Center, and are being made for purposes of providing the limited partners with a cost-effective liquidity alternative to the more expensive secondary market and reducing the Partnership's administrative costs.

     Marketplace. The Partnership, through Maxum, is working to maximize the financial viability of Sierra Marketplace through recent renovations, and is considering many different alternatives for the purpose of further enhancing the value of the property and, accordingly, increasing the value of the Units.
 The Partnership is marketing vacant space only to tenants willing to sign short-term leases with the intent to substantially reduce its costs when it does identify a long-term plan for the property. Potential future plans for the shopping center include further renovation to attract more profitable short-term leases, redevelopment of the property for commercial purposes, or entering into long term leases with a third party. The Partnership has received expressions of interest in the property from third parties but no offers were ever made, nor were any significant negotiations ever commenced. Ben intends to continue to evaluate all of these possibilities in light of the changing real estate market in Reno, Nevada. However, he anticipates that the value of the property may appreciate substantially in the next five to ten years and, therefore, does not believe that a sale of the property before that time is in the best interests of the Partnership.

     Except as described above in this Item 4, neither Ben nor Maxum has any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

     (c) A sale or transfer of a material amount of assets of the Partnership;

     (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Partnership;

     (f) Any other material change in the Partnership's business or corporate structure;

     (g) Changes in the Partnership's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

     (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any future decision of either Ben or Maxum to take any such actions with respect to the Partnership or its securities will take into account various factors, including the prospects of the Partnership, general market and economic conditions and other factors deemed relevant.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of Units reported owned by Ben is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of March 31, 2006. Ben beneficially owns 40,976 Units, representing approximately 22.6% of the number of issued and outstanding Units as of March 31, 2006. Maxum does not beneficially own any Units.

     (b) Ben has the sole power to vote and dispose of all of his Units.

     (c) On June 22, 2006, Ben filed Articles of Dissolution with the State of



Nevada with respect to Western, as a result of which Ben is the beneficial owner of 30,634 Units, or one-third of the Units owned by Western, based on his ownership of a one-third interest in Western.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Ben.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO
        SECURITIES OF THE ISSUER.

     Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   June 28, 2006                    /s/ Ben Farahi
                                          --------------
                                              Ben Farahi



                                              MAXUM, LLC

                                     By   /s/ Ben Farahi
                                          --------------
                                              Ben Farahi